===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                      For the quarter ended June 30, 2002


                          ULTRAPAR PARTICIPACOES S.A.
                           (Exact name of Registrant)


                             ULTRAPAR HOLDINGS INC.
                (Translation of Registrant's Name into English)
-------------------------------------------------------------------------------

               Avenida Brigadeiro Luiz Antonio, 1343, 9(0) Andar
                        Sao Paulo, SP, Brazil 01350-900
                    (Address of Principal Executive Offices)
-------------------------------------------------------------------------------


Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                       Form 40-F
                         ---                                ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                          No  X
                         ---                         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

===============================================================================

                          ULTRAPAR PARTICIPACOES S.A.

                               TABLE OF CONTENTS

                                                                     SEQUENTIAL
                                                                        PAGE
ITEM                                                                   NUMBER
-------------------------------------------------------------------------------
1.   Report of Independent Accountants on on the Limited Review of        3
     Quarterly Information (ITR) June 30, 2002

                                                                         ITEM 1


(Free Translation into English from the Original Previously Issued in
Portuguese)




Ultrapar Participacoes S.A.
Quarterly Information for the Three-month
Period Ended June 30, 2002 and
Independent Accountants' Review Report

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of Ultrapar Participacoes S.A.
Sao Paulo - SP

1. We have reviewed the accompanying quarterly information (ITR), company and consolidated, of Ultrapar Participacoes S.A. and its subsidiaries, comprising the balance sheet as of June 30, 2002, and the related statements of income for the three-month and six-month periods then ended, and comments on the consolidated performance, all expressed in Brazilian reais and prepared under the responsibility of the Companies' management, in accordance with accounting practices established by Brazilian Corporate Law.

2. Our review was conducted in accordance with specific standards established by IBRACON - Brazilian Institute of Independent Auditors, and the Federal Accounting Council and consisted of (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas as to the criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had, or may have had, significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph 1 for it to be in conformity with accounting practices established by Brazilian Corporate Law and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

4. The company and consolidated balance sheets as of March 31, 2002 and the statements of income for the three-month and six-month periods ended June 30, 2001, presented for comparative purposes, were reviewed by other independent accountants, who issued unqualified review reports thereon, dated April 30, 2002 and July 25, 2001.

Sao Paulo, July 25, 2002


DELOITTE TOUCHE TOHMATSU                                 Altair Tadeu Rossato
Auditores Independentes                                  Accountant
CRC No. 2 SP 011609/O-8                                  CRC No. 1 SP 182515/O-5

FEDERAL PUBLIC SERVICE                                                                                          Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                           June 30, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
Registration with CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE
INFORMATION PROVIDED.
------------------------------------------------------------------------------------------------------------------------------------


01.01    - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM Code        2 - Company Name                                3 - Corporate Taxpayer Number  (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------
4 - State Registration Number - NIRE
35.300.109.724
------------------------------------------------------------------------------------------------------------------------------------


01.02    - HEAD OFFICE


------------------------------------------------------------------------------------------------------------------------------------
1 - FULL ADDRESS                             2 - DISTRICT
Av.  Brigadeiro  Luiz  Antonio,  1343  - 8o. Bela Vista
andar
------------------------------------------------------------------------------------------------------------------------------------
3 - POSTAL CODE                              4 - MUNICIPALITY                                       5 - STATE
01317-910                                    Sao Paulo                                              SP
------------------------------------------------------------------------------------------------------------------------------------
6 - AREA CODE           7 - TELEPHONE               8 - TELEPHONE                  9 - TELEPHONE            10 - TELEX
11                      3177-6513                   3177-6764                      0000-0000                0000-0000
------------------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE          12 - FAX                    13 - FAX                       14 - FAX
11                      3177-6107                   3177-6246                      0000-0000
------------------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
invest@ultra.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.03    - INVESTOR RELATIONS DIRECTOR (Company Mail Address)

------------------------------------------------------------------------------------------------------------------------------------
1 - NAME                         2 - FULL ADDRESS
Fabio Schvartsman                Av. Brigadeiro Luiz Antonio, 1343 - 9(0)andar
------------------------------------------------------------------------------------------------------------------------------------
3 - DISTRICT                     4 - POSTAL CODE                        5 - MUNICIPALITY                    6 - STATE
Bela Vista                       01317-910                              Sao Paulo                           SP
------------------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE           8 - TELEPHONE               9 - TELEPHONE                  10 - TELEPHONE           11 - TELEX
11                      3177-6482                   0000-0000                      0000-0000                0000-0000
------------------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE          13 - FAX                    14 - FAX                       15 - FAX
11                      287-1931                    0000-0000                      0000-0000
------------------------------------------------------------------------------------------------------------------------------------
16 - E-MAIL
fabiosch@ultra.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.04    - REFERENCE/ AUDITOR

------------------------------------------------------------------------------------------------------------------------------------
CURRENT YEAR                    CURRENT QUARTER                                 PRIOR QUARTER
------------------------------------------------------------------------------------------------------------------------------------
1 - BEGINNING     2 - END       3 - QUARTER   4 - BEGINNING     5 - END         6 - QUARTER   7 - BEGINNING    8 - END
------------------------------------------------------------------------------------------------------------------------------------
01.01.2002        12.31.2002    2ND           04.01.2002        06.30.2002      1ST           01.01.2002       03.31.2002
------------------------------------------------------------------------------------------------------------------------------------
9 - AUDITORS' NAME/CORPORATE NAME                                               10 - CVM CODE
------------------------------------------------------------------------------------------------------------------------------------
Deloitte Touche Tohmatsu Auditores Independentes                                00385-9
------------------------------------------------------------------------------------------------------------------------------------
11 - IN-CHARGE ACCOUNTANT                                                       12   -INDIVIDUAL TAXPAYER NUMBER (CPF) OF THE
                                                                                IN-CHARGE ACCOUNTANT
------------------------------------------------------------------------------------------------------------------------------------
Altair Tadeu Rossato                                                            060.977.208-23
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC  SERVICE                                                                                            Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                              June 30, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                                    2 - COMPANY NAME                         3 - Corporate Taxpayer Number (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
01846-5                                         ULTRAPAR PARTICIPACOES S.A.              33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

01.05    - CAPITAL COMPOSITION

------------------------------------------------------------------------------------------------------------------------------------
               Number of shares                        Current quarter               Prior quarter        Same quarter of prior year
                  (THOUSAND)                             06.30.2002                    03.31.2002                         06.30.2001
------------------------------------------------------------------------------------------------------------------------------------
Paid-up Capital
------------------------------------------------------------------------------------------------------------------------------------
1 - Common                                                         37,984,012                   37,984,012                37,984,012
------------------------------------------------------------------------------------------------------------------------------------
2 - Preferred                                                      15,015,988                   15,015,988                15,015,988
------------------------------------------------------------------------------------------------------------------------------------
3 - Total                                                          53,000,000                   53,000,000                53,000,000
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
------------------------------------------------------------------------------------------------------------------------------------
4 - Common                                                                  0                            0                         0
------------------------------------------------------------------------------------------------------------------------------------
5 - Preferred                                                          20,200                            0                         0
------------------------------------------------------------------------------------------------------------------------------------
6 - Total                                                              20,200                            0                         0
------------------------------------------------------------------------------------------------------------------------------------

01.06     - CHARACTERISTICS OF THE COMPANY

------------------------------------------------------------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, industrial and other
------------------------------------------------------------------------------------------------------------------------------------
2 - SITUATION
Operating
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             3 - NATURE OF OWNERSHIP
Domestic Holding
------------------------------------------------------------------------------------------------------------------------------------
4 - ACTIVITY CODE
1170000 - Participation  and Administration
------------------------------------------------------------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Industrial, commercial and other
------------------------------------------------------------------------------------------------------------------------------------
6 - TYPE OF CONSOLIDATION
Full
------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Unqualified
------------------------------------------------------------------------------------------------------------------------------------

01.07     - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              2 - Corporate Taxpayer Number (CNPJ) 3 - CORPORATE NAME
------------------------------------------------------------------------------------------------------------------------------------

01.08    - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM  2 - EVENT                   3 - APPROVAL       4 - AMOUNT         5 - BEGINNING OF   6  -  TYPE OF  7 - AMOUNT PER SHARE
                                                                            PAYMENT            SHARE
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC  SERVICE                                                                                            Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                              June 30, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                         2 - COMPANY NAME                                               3  -  Corporate Taxpayer Number
                                                                                                    (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
01846-5                              ULTRAPAR PARTICIPACOES S.A.                                    33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

01.09 - SUBSCRIBED CAPITAL AND  CHANGES IN THE CURRENT YEAR

------------------------------------------------------------------------------------------------------------------------------------
               2 - DATE OF                              4 - AMOUNT OF                             7 - NUMBER OF   8 - SHARE PRICE ON
 1 - ITEM         CHANGE       3 - AMOUNT OF CAPITAL        CHANGE         5 - ORIGIN OF CHANGE   SHARES ISSUED      ISSUANCE DATE
                                 (IN THOUSANDS OF      (IN THOUSANDS OF                             (THOUSAND)        (IN REAIS)
                                      REAIS)                REAIS)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

01.10 - INVESTOR RELATIONS DIRECTOR

------------------------------------------------------------------------------------------------------------------------------------
1 - DATE           2 - SIGNATURE
07.25.2002
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC  SERVICE                                                                                            Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                              June 30, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                                                                  3 - CORPORATE
                                                                                                              TAXPAYER NUMBER (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
01846-5                     ULTRAPAR PARTICIPACOES S.A.                                                       33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

02.01 - BALANCE SHEET - ASSETS (R$ thousands)

------------------------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                                          06.30.2002                 03.31.2002
                                                                                        (unaudited)                 (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
1               Total assets                                                                          948,989                910,378
1.01            Current assets                                                                        131,695                132,742
1.01.01         Cash and cash equivalents                                                             116,271                117,496
1.01.01.01      Cash and banks                                                                             82                  3,880
1.01.01.02      Temporary cash investments                                                            116,189                113,616
1.01.02         Receivables                                                                                 0                      0
1.01.02.01      Trade accounts receivable                                                                   0                      0
1.01.03         Inventories                                                                                 0                      0
1.01.04         Other                                                                                  15,424                 15,246
1.01.04.01      Recoverable taxes                                                                      15,424                 15,243
1.01.04.02      Other                                                                                       0                      3
1.02            Noncurrent assets                                                                      29,689                 30,364
1.02.01         Accounts receivable                                                                         0                      0
1.02.02         Receivables from related parties                                                       27,883                 28,661
1.02.02.01      Affiliates                                                                                  0                      0
1.02.02.02      Subsidiaries                                                                           27,817                 28,595
1.02.02.03      Other related parties                                                                      66                     66
1.02.03         Other                                                                                   1,806                  1,703
1.02.03.01      Deferred income tax                                                                     1,806                  1,703
1.03            Permanent assets                                                                      787,605                747,272
1.03.01         Investments                                                                           787,605                747,272
1.03.01.01      Investments in affiliates                                                                   0                      0
1.03.01.02      Investments in subsidiaries                                                           787,420                747,087
1.03.01.03      Other investments                                                                         185                    185
1.03.02         Property, plant and equipment                                                               0                      0
1.03.03         Deferred charges                                                                            0                      0
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC  SERVICE                                                                                            Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                              June 30, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                                                                  3 - CORPORATE
                                                                                                              TAXPAYER NUMBER
                                                                                                              (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
01846-5                     ULTRAPAR PARTICIPACOES S.A.                                                       33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

------------------------------------------------------------------------------------------------------------------------------------
1 - CODE            2 - DESCRIPTION                                            06.30.2002                     03.31.2002
                                                                               (unaudited)                    (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
2                   Total liabilities and stockholders' equity                              948,989                        910,378
2.01                Current liabilities                                                         473                          4,232
2.01.01             Loans and financing                                                           0                              0
2.01.02             Debentures                                                                    0                              0
2.01.03             Suppliers                                                                   309                            360
2.01.04             Taxes payable                                                                 0                              0
2.01.05             Dividends                                                                    11                          3,872
2.01.06             Provisions                                                                  153                              0
2.01.07             Payables to related parties                                                   0                              0
2.01.08             Other                                                                         0                              0
2.02                Long-term liabilities                                                    82,133                         81,978
2.02.01             Loans and financing                                                           0                              0
2.02.02             Debentures                                                                    0                              0
2.02.03             Provisions                                                                4,908                          4,658
2.02.03.01          Other taxes                                                               4,908                          4,658
2.02.04             Payables to related parties                                              77,225                         77,320
2.02.05             Other                                                                         0                              0
2.03                Deferred income                                                               0                              0
2.05                Stockholders' equity                                                    866,383                        824,168
2.05.01             Capital                                                                 433,857                        433,857
2.05.02             Capital reserves                                                              0                              0
2.05.03             Revaluation reserves                                                     24,855                         25,354
2.05.03.01          Own assets                                                                    0                              0
2.05.03.02          Subsidiaries/affiliates                                                  24,855                         25,354
2.05.04             Profit reserves                                                         339,776                        340,174
2.05.04.01          Legal                                                                    17,431                         17,431
2.05.04.02          Statutory                                                                     0                              0
2.05.04.03          For contingencies                                                             0                              0
2.05.04.04          Unrealized profit                                                             0                              0
2.05.04.05          Retention of profits                                                    322,743                        322,743
2.05.04.06          Special for undistributed dividends                                           0                              0
2.05.04.07          Other profit reserves                                                     (398)                              0
2.05.04.07.01       Treasury shares                                                           (398)                              0
2.05.05             Retained earnings/accumulated deficit                                    67,895                         24,783
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC  SERVICE                                                                                            Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                              June 30, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                 2 - COMPANY NAME                                                    3 - Corporate Taxpayer Number
                                                                                                 (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
01846-5                      ULTRAPAR PARTICIPACOES S.A.                                         33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

03.01 - STATEMENT OF INCOME (R$ thousands) (unaudited)

------------------------------------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                                 3 -    4 - 01.01.2002            5 -  6 - 01.01.2001
                                                                        04.01.2002     to 06.30.2002     04.01.2001   to 06.30.2001
                                                                     to 06.30.2002                    to 06.30.2001
------------------------------------------------------------------------------------------------------------------------------------
3.01           Gross sales and services                                           0                 0              0              0
3.02           Deductions from gross sales and services                           0                 0              0              0
3.03           Net sales and services                                             0                 0              0              0
3.04           Cost of sales and services                                         0                 0              0              0
3.05           Gross profit                                                       0                 0              0              0
3.06           Operating income/expenses                                     43,843            68,864         43,739         66,662
3.06.01        Selling                                                            0                 0              0              0
3.06.02        General and administrative                                      (754)           (1,265)          (731)        (1,826)
3.06.03        Financial                                                      3,040             5,419          9,385         19,160
3.06.03.01     Financial income                                               3,361             6,311         10,053         20,407
3.06.03.02     Financial expenses                                              (321)             (892)          (668)        (1,247)
3.06.03.02.01  CPMF/IOF/PIS/COFINS      (taxes     on      financial           (315)             (882)          (667)        (1,244)
               transactions) ns)
3.06.03.02.02  Other  expenses                                                   (6)              (10)           (1)             (3)
3.06.04        Other operating income                                         1,166             1,367          1,417          1,520
3.06.05        Other operating expenses                                           0                 0              0              0
3.06.06        Equity in subsidiaries and affiliates                         40,391            63,343         33,668         47,808
3.07           Income from operations                                        43,843            68,864         43,739         66,662
3.08           Nonoperating income (expenses)                                   (3)               (3)              0              0
3.08.01        Income                                                             0                 0              0              0
3.08.02        Expenses                                                         (3)               (3)              0              0
3.09           Income before taxes and profit sharing                        43,840            68,861         43,739         66,662
3.10           Provision for income and social contribution taxes            (1,272)           (2,072)        (3,594)        (6,754)
3.11           Deferred income tax                                               104               217            186            376
3.12           Statutory profit sharing/contributions                             0                 0              0              0
3.12.01        Profit sharing                                                     0                 0              0              0
3.12.02        Contributions                                                      0                 0              0              0
3.13           Reversal of interest on capital                                    0                 0              0              0
3.15           Net income                                                    42,672            67,006         40,331         60,284
               Number  of  shares,  excluding  treasury  shares  (in     52,979,800        52,979,800     53,000,000     53,000,000
               thousands)
               Earnings per share                                          0.00081           0.00126        0.00076        0.00114
               Loss per share                                                    0                 0              0              0
------------------------------------------------------------------------------------------------------------------------------------

  FEDERAL PUBLIC SERVICE                                                                  Corporate Law
  BRAZILIAN SECURITIES COMMISSION (CVM)                                                   June 30, 2002
  QUARTERLY INFORMATION (ITR)
  COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
  (Amounts in thousands of Brazilian reais)


-------------------------------------------------------------------------------------------------------------------
  1 - CVM CODE       2 - COMPANY NAME                                  3 - Corporate Taxpayer Number (CNPJ)
-------------------------------------------------------------------------------------------------------------------
  01846-5            ULTRAPAR PARTICIPACOES S.A.                       33.256.439/0001-39
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------------------------------

1    Operations

     The Company is engaged in investing in commercial and industrial activities, including the subscription or acquisition of shares and quotas of other companies and other similar activities.

     Through its subsidiaries, the Company operates in distribution of liquid petroleum gas (LPG) in Brazil, in production of chemical and petrochemical products, and in transportation and storage of LPG and chemical products.

2    Presentation of the Quarterly Information

     As established by Brazilian Securities Commission (CVM) Instruction No. 248, of March 29, 1996, and CVM Guidance Opinion No. 29, of April 11, 1996, the Quarterly Information (ITR) is being presented in accordance with the Brazilian Corporate Law.

3    Accounting Practices and Consolidation Criteria

     In the preparation of the quarterly information (ITR), the Company has used the same accounting practices adopted in the preparation of the financial statements as of December 31, 2001, which are in accordance with the standards established by the Brazilian Securities Commission (CVM) and comply with the principles established by the Brazilian Corporate Law.

3.1  Consolidation Criteria

     The consolidated financial statements were prepared in accordance with the basic consolidation principles of the Brazilian Corporate Law and the standards established by the Brazilian Securities Commission (CVM) and include the following direct and indirect subsidiaries:

                                                                            Ownership interest - %
                                                                            ----------------------
                                                                              Direct     Indirect
                                                                              ------     --------
    Ultragaz Participacoes S.A.                                                 77
       Companhia Ultragaz S.A.                                                              66
       Bahiana Distribuidora de Gas Ltda.                                                   77
       Utingas Armazenadora S.A.                                                            43
            LPG International Inc.                                                          77

    Ultraquimica Participacoes S.A.                                            100
       Ultraquimica Florestal Ltda.                                                        100
       Melamina Ultra S.A. Industria Quimica                                                93
       Oleoquimica do Nordeste Ltda.                                                       100
       Oxiteno S.A. Industria e Comercio                                                    48
           Camacari Renovada S.A.                                                           48
           Oxiteno Nordeste S.A. Ind. e Com.                                                47
           Oxiteno International Co.                                                        48
                  Oxiteno Overseas Co.                                                      48

    Ultracargo Participacoes Ltda.                                             100
       Transultra S.A. - Armazenamento e Transporte Especializado                          100
       Terminal Quimico de Aratu S.A. - Tequimar                                            89

    Ultratecno Participacoes Ltda.                                             100

    Ultradata S/C Ltda.                                                        100

    Imaven Imoveis e Agropecuaria Ltda.                                        100
       Imaven Importadora e Exportadora Ltda.                                               98

     Intercompany balances and transactions were eliminated in consolidation. Minority interest in subsidiaries is presented in separate captions in the consolidated financial statements.

     The Extraordinary Shareholders' Meeting (ESM), held on December 26, 2001, approved the going-private process of the indirect subsidiary Oxiteno Nordeste S.A. - Industria e Comercio, through cancellation of its registration with the Brazilian Securities Commission (CVM).

     In March 2002, the parent company Oxiteno S.A. made a public offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste. This public offer was concluded on April 16, 2002 with the acquisition of 93,871 shares of Oxiteno Nordeste by Oxiteno S.A., representing approximately 73.3% of the shares held by minority shareholders. Oxiteno S.A., which previously held 97% of the total capital of Oxiteno Nordeste, started holding a 98.9 ownership interest.

     On May 22, 2002, the registration as a public company of Oxiteno Nordeste S.A. - Industria e Comercio with the Brazilian Securities Commission (CVM) was cancelled.

4    Temporary Cash Investments

     Financial investments, contracted with Banks of good standing, are composed of Securities and Funds linked to the Interbank Deposit Certificate (CDI) rate, US dollar denominated Securities; and exchange rate hedges, which are recorded at costs plus accrued gain or loss (on a pro rata temporis basis).

                                                            Company                    Consolidated
                                                  -----------------------------  --------------------------
                                                   06.30.2002     03.31.2002     06.30.2002    03.31.2002
                                                  -------------- --------------  ------------  ------------
Securities and funds linked to the CDI                  116,189        113,616       536,064       511,162
US$ investments (*)                                           -              -       103,220        81,895
US$ denominated Securities                                    -              -         2,720         2,250
Exchange rate hedge (**)                                      -              -         7,828      (18,727)
                                                  -------------- --------------  ------------  ------------
                                                        116,189        113,616       649,832       576,580
                                                  ============== ==============  ============  ============

     (*) Investments of the indirect subsidiary Oxiteno Overseas Co., mainly in "money market" funds.

    (**) Swap operations for which the resulting gain or loss is recorded. The total notional amount hedged through these swaps amounts to US$ 71,379.

5    Inventories (consolidated)

                                      06.30.2002       03.31.2002
                                  --------------   --------------

     Finished products                    54,506           42,829
     Raw materials                        15,758           20,111
     Liquid petroleum gas (LPG)            9,974            6,443
     Cylinders for resale                  3,030            3,103
     Consumption materials                 9,350            9,224
                                  --------------   --------------
                                          92,618           81,710
                                  ==============   ==============

     6    Recoverable Taxes (consolidated)

     Represented, substantially, by credit balances of ICMS (State VAT), IPI (Federal VAT) and prepaid income and social contribution taxes, available for future offset.

                                              06.30.2002       03.31.2002
                                             -----------     ------------
     Income and social contribution taxes         51,349           50,357
     ICMS (State VAT)                             31,702           57,662
     IPI (Federal VAT)                               717            6,489
     Other                                         1,361            1,342
                                                             ------------
                                             -----------
                                                  85,129          115,850
                                             ===========     ============

     The decrease in ICMS credits receivable is mainly due to the provision for losses of a portion of these credits in the indirect subsidiaries Companhia Ultragaz S.A. and Bahiana Distribuidora de Gas Ltda. which present, in the evaluation of the Company's management, remote chances of recovery, in this quarter R$ 12,842 of these credits was recorded as a cost in the Company's statement of operations.

     7    Related-Party Balances and Transactions (consolidated)

                                                                  Loans                  Trade transactions
                                                      ------------------------------ ---------------------------
                                                          Assets       Liabilities    Receivable     Payable
                                                      --------------- -------------- ------------- -------------
Serma Associacao dos Usuarios de Equipamentos de
    Processamentos de Dados e Servicos Correlatos                183          2,722             -             -
Associacao dos Proprietarios e Locatarios EEI EMI                269              -             -             -
Associacao dos Usuarios do Sistema de Comunicacao e do
    Edificio Ernesto Igel                                        376              -             -             -
Petroquimica Uniao S.A.                                            -              -             -         2,910
Oxicap Industria de Gases Ltda.                                    -              -             -           800
Agip do Brasil S.A.                                                -              -           128             -
Quimica da Bahia Industria e Comercio S.A.                         -          6,877             -             -
Petroleo Brasileiro S.A. - Petrobras                               -              -             -        39,251
Servgas Distribuidora de Gas S.A.                                  -              -            84             -
Metalurgica Plus S.A.                                              -            257             -             -
Petrogaz Distribuidora S.A.                                        -              -            65             -
Copagaz Distribuidora  de Gas S.A.                                 -              -            67             -
Nacional Gas Butano Distribuidora S.A.                             -              -           282             -
Minasgas S.A.Distribuidora de Gas Combustivel                      -              -            54             -
Onogas S.A. Comercio e Industria                                   -              -            19             -
Copene Petroquimica do Nordeste S.A.                               -              -             -        13,188
Supergasbras Distribuidora de Gas S.A.                             -              -           168             -
Cia. Termeletrica do Planalto Paulista - TPP                     976              -             -             -
Plenogas - Distribuidora de Gas S.A.                               -          1,135             -             -
Ultra S.A. Participacoes                                          10              -             -             -
                                                      --------------- -------------- ------------- -------------
Total as of June 30, 2002                                      1,814         10,991           867        56,149
                                                      =============== ============== ============= =============

Total as of March 31, 2002                                     2,613         11,034           544        48,527
                                                      =============== ============== ============= =============

                                                 ------------------------------------------------------------
                                                              Transactions
                                                 ---------------------------------------      Financial
                                                       Sales              Purchases        income (expense)
                                                 ------------------   ------------------  -------------------
Petroquimica Uniao S.A.                                        -               30,918                    -
Onogas S.A. Industria e Comercio                              17                    -                    -
Cetrel - Central de Tratamentos de Efluentes                   -                  439                    -
Oxicap Industria de Gases Ltda.                                3                2,312                    -
Agip do Brasil S.A.                                        1,467                    -                    -
Quimica da Bahia Industria e Comercio S.A.                     8                    -                (315)
Petroleo Brasileiro S.A. - Petrobras                          19              571,310                    -
Servgas Distribuidora de Gas S.A.                            357                    -                    -
Petrogaz Distribuidora S.A.                                  188                    -                    -
Tegal - Terminal de Gases Ltda.                                -                   60                    -
Copagaz Distribuidora  de Gas S.A.                           427                    -                    -
Minasgas S.A. distribuidora de Gas Combustivel               287                    -                    -
Copene Petroquimica do Nordetes S.A.                      12,766               88,826                    -
Supergasbras Distribuidora de Gas S.A.                     1,055                    -                    -
Cia. Termeletrica do Planalto Paulista - TPP                   -                    -                   65
                                                 ------------------   ------------------  -------------------
Total as of June 30, 2002                                 16,594              693,865                (250)
                                                 ==================   ==================  ===================

Total as of June 30, 2001                                  4,066              600,452                (223)
                                                 ==================   ==================  ===================

     The loan balances with Quimica da Bahia Industria e Comercio S.A. and Cia. Termeletrica do Planalto Paulista - TPP are restated based on the Long-term Interest Rate (TJLP). The other loans are not subject to financial charges nor to a specified maturity date. The purchase and sale transactions refer mainly to the acquisition of raw material, inputs and storage services, which were carried out under usual market prices and conditions.

8    Income and Social Contribution Taxes

     a.   Deferred income and social contribution taxes

          The Company and its subsidiaries recognize tax credits and debits, which are not subject to expiration periods, arising from tax losses, temporary additions, social contribution tax loss carryforwards and revaluation of property items, among others. Credits are contingent on the continuity of profitability of their operations. Management expects to realize these credits over a maximum period of 3 years. The deferred income and social contribution taxes are presented in the following main groups:

                                                               Company                    Consolidated
                                                    -----------------------------------------------------------
                                                      06.30.2002      03.31.2002    06.30.2002    03.31.2002
                                                    --------------- -------------- ------------ ---------------
         Noncurrent assets
             Deferred income and social
               contribution taxes on:
             Income earned abroad                              -               -           397            -
             Expenses temporarily non-deductible in
                  the calculation of taxable income         1,806          1,703        35,604       27,965
             Tax losses and social  contribution tax
               loss carryforwards                              -               -         3,310        3,069
                                                    --------------- -------------- ------------ ---------------
                                                            1,806          1,703        39,311       31,034
                                                    =============== ============== ============ ===============

         Long-term liabilities
            Deferred income and social contribution
               taxes on:

             Income earned abroad                                                       27,197       21,663

             Revaluation of property items                                               2,308        2,409
                                                                                   ------------ ---------------
                                                                                        29,505       24,072
                                                                                   ============ ===============

     b. Reconciliation of income and social contribution taxes in the statement of income

          Income and social contribution taxes are reconciled to official tax rates as follows:

                                                           Company                     Consolidated
                                                  --------------------------   ----------------------------
                                                   06.30.2002    06.30.2001     06.30.2002      06.30.2001
                                                  ------------  ------------   ------------    ------------
         Income before taxes, equity in
             subsidiaries and affiliates and
             minority interest                          5,518        18,854        142,006         110,351
                                                  ------------  ------------   ------------    ------------

         Official tax rates - %                         34.00         34.00          34.00           34.00
                                                  ------------  ------------   ------------    ------------

         Income and social contribution taxes at
         official rates                               (1,876)       (6,410)       (48,282)        (37,519)

         Adjustments to the effective tax rate:
             Operating provisions and non
             deductible expenses/non
             taxable revenues                              21             2          1,118           4,152
             Adjustment to estimated earnings               -             -          1,544           1,562
             Realization of inflationary profit             -             -              -           1,992
             Other                                          -             -          (247)           (469)
                                                  ------------  ------------   ------------    ------------
         Income and social contribution taxes          (1,855)       (6,408)      (45,867)        (30,282)
         before tax benefits

         Tax benefits
           Workers' meal program                            -             -            566             130
           Cultural incentives                              -            30             67              63
                                                  ------------  ------------   ------------    ------------

         Income and social contribution taxes in
         the statement of income                      (1,855)       (6,378)       (45,234)        (30,089)
                                                  ============  ============   ============    ============

         Current                                      (2,072)       (6,754)       (51,731)        (36,774)
         Deferred                                         217           376          6,497           6,685

     c.   Tax exemption

          The following indirect subsidiaries received full exemption from federal income tax under a governmental program for the development of the Northeast Region, as follows:

                                                                                                   Expiration
         Subsidiary                                             Units           Exemption - %         date
         -------------------------------------------------------------------------------------------------------
         Oxiteno Nordeste S.A. - Industria e Comercio     Camacari plant              100            2006

         Bahiana Distribuidora de Gas Ltda.               Mataripe base               100            2003
                                                          Juazeiro base               100            2004
                                                          Suape base                  100            2007

         Terminal Quimico de Aratu - Tequimar             Aratu terminal              100            2003
                                                          Suape terminal (except
                                                            acetic acid and
                                                            butadiene products)       100            2005

         The tax benefit generated by the full exemption from income tax in incentive-based activities was recorded in a specific capital reserve, in stockholders' equity, of the companies benefited by the incentive, and recognized in the company's equity in subsidiaries and affiliates, as shown in Note 9.

9    Investments in Subsidiaries

                                                                                Equity in subsidiaries and
                                                         Investments                    affiliates
                                                 ------------------------------------------------------------
                                                   06.30.2002    03.31.2002     06.30.2002      06.30.2001
                                                  ------------  ------------   ------------    ------------
Ultragaz Participacoes S.A.                            146,083       132,111         19,583         (4,390)

Ultraquimica Participacoes S.A.                        490,824       467,669         36,146          34,503

Ultracargo Participacoes S.A.                           97,727        95,709          5,160          15,488

Ultratecno Participacoes S.A.                            8,700         8,732           (83)           (455)

Ultradata S/A Ltda.                                      4,600         4,511            184              83

Imaven Imoveis e Agropecuaria Ltda.                     39,486        38,355          2,353           2,579
                                                  ------------  ------------   ------------    ------------
                                                       787,420       747,087         63,343          47,808
                                                  ============  ============   ============    ============


     In the consolidated financial statements, the investments of the indirect subsidiary Oxiteno S.A. Industria e Comercio in the affiliates Oxicap Industria de Gases Ltda. , Fabrica Carioca de Catalisadores S.A. and Quimica da Bahia S.A., are carried under the equity method based on their financial statements as of May 31, 2002, and the investment in the related company Nordeste Quimica S.A . - Norquisa is carried under the equity method through July 31, 2001, based on the influence in the management, as established by CVM Instruction No. 247/96.

     The Company's share in the increases in equity of the indirect subsidiaries Bahiana Distribuidora de Gas Ltda., Oxiteno Nordeste S.A. Industria e Comercio and Terminal Quimico de Aratu S.A. - Tequimar, arising from tax exemptions, are reflected in income for the year, by means of equity in subsidiaries and affiliates. The calculated amounts are R$ 7,493 for the quarter and R$ 13,925 for the six-month period ended June 30, 2002 (2001 - R$ 7,124 for the quarter and R$ 13,080 for the six-month period).

10   Property, Plant and Equipment (consolidated)

                                               06.30.2002                      03.31.2002
                               ---------------------------------------------  -------------
                                                                                                Annual
                                 Revalued      Accumulated      Net book        Net book     depreciation
                                   cost        depreciation       value          value         rates - %
                               -------------- ----------------  ------------  -------------  --------------
  Land                               39,480                -        39,480          39,095         -
  Buildings                         306,001          103,664       202,337         203,827         4
  Machinery and equipment           733,803          355,045       378,758         373,890      5 to 10
  Vehicles                           93,950           64,955        28,995          28,656     20 to 30
  Furniture and fixtures             10,553            3,651         6,902           6,932        10
  Construction in progress           33,031                -        33,031          22,856         -
  Imports in transit                  3,743                -         3,743           2,468         -
  Other                              48,248           20,959        27,289          27,422     10 to 20
                               -------------- ----------------  ------------  -------------
                                  1,268,809          548,274       720,535         705,146
                               ============== ================  ============  =============

     Construction in progress refers basically to refurbishment of the subsidiaries' plants, and imports in transit refer mainly to import of equipment and parts for the Ultrasystem project (installation of small and medium-sized LPG in commercial and residential customers).

11   Deferred Charges (consolidated)

     Represented, substantially, by costs incurred in the implementation of system modernization projects in the amount of R$ 13,889 (as of March 31, 2002-R$ 12,384), which will be amortized over five to ten years, and in the installation of the Ultrasystem equipment in third parties' premises in the amount of R$ 58,194 (as of March 31, 2002-R$ 58,086), which will be amortized over the contractual periods of LPG supply to these customers.

12   Financing (consolidated)

                                                                             Index/        Interest rate -%
               Description                   06.30.2002    03.31.2002       Currency          per annum
------------------------------------------- ------------- ------------ ---------------- ---------------------
 Foreign currency:
   International Finance Corporation - IFC     21,405        23,865           US$         9.4
   Eurobonds                                        -       142,971           US$         9.0
   Syndicated loan                            172,416             -           US$         6.8 to 7.2
   Financing    for     inventories    and
property,
       plant and equipment                      6,881         7,108           US$         8.7 to 9.8
   Advances on foreign exchange contracts       9,723         9,096           US$         2.0 to 6.0
                                            ----------   -----------
                                              210,425       183,040
                                            ----------   -----------

Local currency
   National Bank for Economic and Social      171,238       163,750      TJLP and IGP-M   1.5 to 6.5
      Development - BNDES                      15,078        10,106         UMBNDES       10.2 to 12.1
     FINAME                                    22,754        24,834           TJLP        1.8 to 5.0
    Onlending operations                          393           974           TJLP        4.0
    Other                                          22            18                       Variable
                                            ----------   -----------
                                              209,485       199,682
                                            ----------   -----------

Total financing                               419,910       382,722
                                            ----------   -----------

Current liabilities                          (103,502)     (101,588)
                                            ----------   -----------

Long-term liabilities                         316,408       281,134
                                            ==========   ===========


     TJLP - Long term interest rate/ IGP-M - General Market Price Index/ UMBNDES - BNDES monetary unit

     FINAME - Government Agency for Machinery and Equipment Financing

The long-term portion matures as follows:

                                               06.30.2002    03.31.2002
                                              ------------- -------------

From 1 to 2 years                                 64,594        68,944
From 2 to 3 years                                210,697        37,491
From 3 to 4 years                                 25,175       160,712
Over 4 years                                      15,942        13,987
                                               -----------   -----------
                                                 316,408       281,134
                                               ===========   ===========

          In June 1997, the indirect subsidiary Companhia Ultragaz S.A. issued US$60 million of eurobonds, maturing in 2005 and with call/put options exercisable in 2002. In June 2002, the indirect subsidiary LPG International Inc. exercised the call option for these securities by using funds from a syndicated loan maturing in August 2004.

13   Other Taxes - Long-term Liabilities (consolidated)

     The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS (taxes on revenue) without considering the changes introduced by Law No. 9,718/98. The Companies are questioning the increase of 1% in the COFINS rate, as well as the levy of these taxes on other revenues. However, the main questioning refers to the collection of these taxes, through the tax substitution system, from the indirect subsidiaries Companhia Ultragaz S.A. and Bahiana Distribuidora de Gas Ltda. by the refining company that supplies LPG. The tax substitution, which increased the calculation basis of PIS and COFINS by four times the LPG price practiced by the refining companies, was in effect until June 30, 2000, when the rate of these taxes was increased in the refining companies and reduced to zero for the distributing companies. The amounts that were not paid, due to the changes introduced by Law No. 9,718/98, were recorded in the financial statements of the Company and of the indirect subsidiaries and total R$57,058 (as of March 31, 2002- R$ 52,595).

     The indirect subsidiary Terminal Quimico de Aratu SA - Tequimar obtained a favorable decision in the lawsuit that questioned the collection of the social contribution on income introduced by Law No. 7,689/88. The favorable decision to the subsidiary was final and unappeallable, however the Federal Government filed a motion for new trial to revert the previous decision. However, based on legal counsel and the outcome of recent cases presented to the Federal Supreme Court (STF), the indirect subsidiary made the decision to pay this contribution on July 31, 2002 using the tax amnesty as per Provisional Measure n(0) 38 of May 14, 2002 and Regulation (SRF/PGFN) n(0) 900 of July 19, 2002.

14   Shareholders' Equity

     a.   Capital

          The subscribed and paid-up capital is R$ 433,857, represented by 53,000,000,000 shares without par value, of which 37,984,012,500 are common shares and 15,015,987,500 are preferred shares (as of June 30, 2002 - 4,344,846,000 preferred shares were outstanding in the foreign market).

          The preferred shares are non-convertible into common shares, are non-voting, and entitle their holders to minimum dividends at least 10% higher than those attributable to common shares, and priority in capital reimbursement, without premium, in the liquidation of the company.

     b.   Treasury shares

          The Company was authorized to acquire its own shares at market price, without capital reduction, to be kept in treasury.

          In the second quarter 20,200,000 preferred shares were acquired, at the average price of R$ 19.67 per thousand shares, remaining in treasury as of June 30, 2002.

     c.   Revaluation Reserve

          The revaluation reserve in subsidiaries and affiliates, realized by means of depreciation, write-off or sale of their revalued assets, is transferred to retained earnings, considering also the tax effects of the provisions recorded by these subsidiaries and affiliates.

          In certain cases the taxes on the revaluation reserve of certain subsidiaries and affiliates are recognized upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. The taxes levied on these reserves total R$ 8,913 (as of March 31, 2002 - R$ 9,155).

15   Risks and Financial Instruments (consolidated)

     The main risk factors to which the subsidiaries are exposed reflect strategic-operating and economic-financial aspects. The strategic-operating risks (such as demand, competition, technological innovation, and relevant changes in the industry structure, among others) are addressed by the company's management model. The economic-financial risks reflect mainly customers' default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the company. These risks are managed through control policies, specific strategies and definition of limits, as follows:

     o Customers' default - These risks are managed through specific rules for acceptance of customers and credit analysis, and are mitigated by the diversification of sales. The subsidiaries Oxiteno S.A. - Industria e Comercio and Oxiteno Nordeste S.A. - Industria e Comercio recorded allowance of R$ 6,312 (as of March 31,2002 - R$ 6,312) for potential loss of customers in Argentina. As of June 30, 2002, receivables from Argentina customers amount to R$ 12,328 (as of March 31,2002 - R$ 22,113), net of this allowance.

     o Interest rate - The Company and its subsidiaries adopt conservative policies for raising and investing funds and for minimizing the cost of capital. The Company and its subsidiaries invest primarily in transactions linked to the Interbank Deposit Certificate (CDI) rate, as mentioned in Note 4. A portion of the financial assets is destined for currency hedge, as described below. Funds raised are derived from BNDES financing and funding in foreign currency, as disclosed in Note 12.

     o Exchange rate - Basically the subsidiaries use currency hedge instruments available in the financial market to cover their liabilities in foreign currency. Given the exchange volatility during the year 2001, the Company's management started to contract hedge instruments for all liabilities in foreign currency. The following table shows the assets and liabilities in foreign currency, translated into Brazilian real of June 30, 2002.

                                                                   Book Value
                                                                   ----------
    Assets:
       Currency hedge transactions                                   208,353
       Temporary cash investments                                    103,356
       Receivables from foreign customers, net of advances
             on export contracts                                      23,128
                                                                   ---------
       Total                                                         334.837

    Liabilities:
       Financing                                                     210,425
       Payables for import transactions                                  570
                                                                   ---------
       Total                                                         210,995
                                                                   ---------
    Net asset position                                               123,842
                                                                   =========

          The Financial instruments of the Company and its subsidiaries (see notes 4 and 12) are composed of : (1) financial investments in securities and funds linked to the Interbank Deposit Certificate (CDI) rate and US$ investments, that are marked to market; (2) exchange rate hedges that match the financing in foreign currency; and (3) financing in local currency whose book value is equivalent to their market value

     The Company and its subsidiaries recorded in income the net effect of the devaluation of the Brazilian real in 2001, and did not use the deferral option provided for by CVM Resolution No. 404/01.

     Except for the interest of the indirect subsidiary Oxiteno S.A. - Industria e Comercio in the capital of Petroquimica Uniao S.A., commented below, the other asset and liability financial instruments recorded in the financial statements as of June 30, 2002 were determined in conformity with the accounting criteria and practices described in the accompanying notes.

     The investment in Petroquimica Uniao S.A., representing 1.95% of the total capital, was acquired in a privatization auction held in 1994, and is presented in the financial statements at the restated cost through December 31, 1995, in the amount of R$ 18,694. The market value of this investment as of June 30, 2002, based on the quotation of that company's shares on the stock exchange, was approximately R$ 11,701.

     The Company's Management understands that this investment is properly recorded, in view of its clearly strategic and permanent nature, since the investee is an important supplier of raw material to the indirect subsidiary Oxiteno S.A. Industria e Comercio. Additionally, the acquisition of this investment was made using long-term financing from the National Bank for Economic and Social Development (BNDES), at favored interest rates compared to those prevailing in the market.

     16   Insurance Coverage in Subsidiaries

     The subsidiaries maintain insurance coverage in amounts considered sufficient to cover possible losses on their assets, as well as civil liability for involuntary, material and/or bodily damages caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

     17   Responsibility for Sureties and Guarantees

     The Company is responsible for sureties and guarantees offered to subsidiaries amounting to R$ 296,266.

     18   Contingencies and commitments (consolidated)

     The Petrochemical Industry Labor Union, to which employees of the indirect subsidiary Oxiteno Nordeste S.A. Industria e Comercio are affiliated, filed class actions against that company in 1991 demanding compliance with the adjustments established in the category collective bargainings or other specific indexes, in detriment to the salary policies effectively practiced. Based on the opinion of its legal counselors, who analyzed the final decision of the

     Federal Supreme Court (STF) on the class action, in which the labor union is the plaintiff, and the status of the individual suit of the indirect subsidiary, the management of the indirect subsidiary considered unnecessary to record a provision as of June 30, 2002.

     The indirect subsidiary Oxiteno Nordeste S.A. Industria e Comercio has a supply contract with Copene Petroquimica do Nordeste S.A. until 2012, which establishes a minimum level of annual consumption of ethene. The minimum purchase commitment and the actual demand for the three-month periods ended June 30, 2002 and 2001, expressed in tons of ethene, are summarized in the table below. If the minimum purchase commitment is not met, the indirect subsidiary commits itself to paying a fine of 40% of the current price of the ethene, to the extent of the quantity not purchased.

                                         Demand during the six-month periods
                                                   ended June 30,
                                     -------------------------------------------
                      Minimum
                purchase commitment          2002                  2001
                -------------------  ---------------------- --------------------

     In tons           137,900               68,056                93,309
                ===================  ====================== ====================

     The Company and its subsidiaries are involved in other administrative and judicial lawsuits, the loss risks of which are considered low and/or remote by their legal counselors and for which no allowance for losses was recorded by the Company and its subsidiaries, based on these opinions.

     19   Employee Stock Option Plan

     In the Annual and Extraordinary Stockholders' Meeting held on April 27, 2001, the stockholders approved the Stock Option Plan, to be offered to all managers and employees in positions of control of the Company and its subsidiaries. No options had been granted under this plan up to June 30, 2002.

20   Employee Benefits and Private Pension Plan (consolidated)

     The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, they offer financing for the acquisition of vehicles and personal computers to employees of certain subsidiaries. These benefits are recorded on the accrual basis and they are granted up to the termination of the employment relationship.

     In August 2001, the Company and its subsidiaries started to offer to their employees a private pension plan of the defined contribution type. The adoption of this plan, managed by Ultraprev - Associacao de Previdencia Complementar (Ultraprev), was approved in the Board of Directors' Meeting held on February 15, 2001. Under the terms of the plan, the basic contribution of each participating employee is calculated by multiplying a percentage - ranging from 0% to 11% and defined annually by the participant - by his /her salary. The sponsoring companies contribute, in the name of the participant, an amount identical to his/her basic contribution. As participants retire, they opt for receiving monthly (i) a percentage ranging from 0.5% to 1.0% of the fund accumulated in his/her name at Ultraprev or (ii) a fixed monthly amount which will exhaust the fund accumulated in the participant's name over a period between 5 and 25 years. Thus, the Company and its subsidiaries do not assume any responsibility for ensuring levels of amounts or periods of receipt to the participants who retire under this plan. In the first half of 2002, the Company and its subsidiaries contributed R$ 1,402 to Ultraprev, which was recorded as expense in income for the year. The total number of participating employees as of June 30, 2002 was 4,895 active participants, and there are no retired participants.

     Additionally, Ultraprev - Associacao de Previdencia Complementar had 3 active participants and 34 former employees receiving defined benefits according to the rules of the previous plan. Considering that the fair market value of the plan's assets widely exceeds the present actuarial value of the accumulated benefit obligations, the sponsoring companies have not been contributing to the plan for these 37 participants. On the other hand, the sponsoring companies do not believe that it will be possible to recover any amount from the plan, based on the legislation applicable to closed private pension entities. Accordingly, no asset or liability relating to these participants was recognized in the financial statements of the sponsoring companies.

21   Non-Operating Income (Expenses) (consolidated)

     Composed, substantially, of gains or losses on the sales of assets , mainly LPG cylinders and it includes, in the 2nd quarter of 2002, a gain of the R$ 3,538 obtained in the acquisition of shares of the indirect subsidiary Oxiteno Nordeste S.A. - Industria e Comercio (see note 3.1).

22   Subsequents events

     On July 11, 2002 the indirect subsidiary Terminal Quimico de Aratu S.A. - Tequimar won the auction, and has already signed a contract, for the use of the site on which it operates its Aratu facility. This right is good for the next 20 years, renewable automatically for an equal period. The goodwill paid by Tequimar amounted to R$ 12 million, and will be amortized over the period of 40 years, corresponding to an annual amortization of R$ 300 thousand. In the course of this negotiation Tequimar obtained a reduction of R$ 150 thousand in the annual cost of leasing the area.



                                     * * *

FEDERAL PUBLIC SERVICE                                                                    Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     June 30, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                  3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------------------------------
01846-5            ULTRAPAR PARTICIPACOES S.A.                       33.256.439/0001-39
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
05.01 - Comments on the Company's Performance in the Quarter
-------------------------------------------------------------------------------------------------------------------


See comments on consolidated performance.

FEDERAL PUBLIC SERVICE                                                                    Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     June 30, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                  3 - Corporate Taxpayer Number (CNPJ)
-------------------------------------------------------------------------------------------------------------------
01846-5            ULTRAPAR PARTICIPACOES S.A.                       33.256.439/0001-39
-------------------------------------------------------------------------------------------------------------------


06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousands)


---------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                              06.30.2002                 03.31.2002
                                                            (unaudited)               (unaudited)
---------------------------------------------------------------------------------------------------------
1              Total assets                                           2,044,826                1,923,950
1.01           Current assets                                         1,105,386                1,010,126
1.01.01        Cash and cash equivalents                                688,617                  608,456
1.01.01.01     Cash and banks                                            38,785                   31,876
1.01.01.02     Temporary cash investments                               649,832                  576,580
1.01.02        Receivables                                              214,806                  183,567
1.01.02.01     Trade accounts receivable                                214,806                  183,567
1.01.03        Inventories                                               92,618                   81,710
1.01.04        Other                                                    109,345                  136,393
1.01.04.01     Recoverable taxes                                         85,129                  115,850
1.01.04.02     Prepaid expenses                                           2,648                    4,014
1.01.04.03     Other receivables                                         21,568                   16,529
1.02           Noncurrent assets                                         54,586                   46,724
1.02.01        Accounts receivable                                            0                        0
1.02.02        Receivables from related parties                           1,814                    2,613
1.02.02.01     Affiliates                                                   976                      942
1.02.02.02     Subsidiaries                                                  10                        0
1.02.02.03     Other related parties                                        828                    1,671
1.02.03        Other                                                     52,772                   44,111
1.02.03.01     Deferred income tax                                       39,311                   31,034
1.02.03.02     Escrow deposits                                            6,828                    6,741
1.02.03.03     Other receivables                                          6,633                    6,336
1.03           Permanent assets                                         884,854                  867,100
1.03.01        Investments                                               89,736                   89,367
1.03.01.01     Investments in affiliates                                 64,178                   63,922
1.03.01.02     Investments in subsidiaries                                    0                        0
1.03.01.03     Other investments                                         25,558                   25,445
1.03.02        Property, plant and equipment                            720,535                  705,146
1.03.03        Deferred charges                                          74,583                   72,587
---------------------------------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)


-------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                   06.30.2002                03.31.2002
                                                                  (unaudited)              (unaudited)
-------------------------------------------------------------------------------------------------------------
2               Total liabilities and stockholders' equity                2,044,826                 1,923,950
2.01            Current liabilities                                         288,060                   262,710
2.01.01         Loans and financing                                         103,502                   101,588
2.01.02         Debentures                                                        0                         0
2.01.03         Suppliers                                                    89,102                    78,169
2.01.04         Taxes payable                                                21,172                     6,726
2.01.05         Dividends                                                     1,584                    10,443
2.01.06         Provisions                                                   51,339                    46,950
2.01.06.01      Provision for income and social
                contribution taxes                                            6,719                     5,599
2.01.06.02      Salaries and payroll charges                                 44,620                    41,351
2.01.07         Payables to related parties                                       0                         0
2.01.08         Other                                                        21,361                    18,834
2.02            Long-term liabilities                                       417,715                   383,361
2.02.01         Loans and financing                                         316,408                   281,134
2.02.02         Debentures                                                        0                         0
2.02.03         Provisions                                                   89,009                    90,052
2.02.03.01      Provision for income and social
                contribution taxes                                           29,505                    24,072
2.02.03.02      Other taxes                                                  59,504                    65,980
2.02.04         Payables to related parties                                  10,991                    11,034
2.02.05         Other                                                         1,307                     1,141
2.03            Deferred income                                                   0                         0
2.04            Minority interest                                           472,668                   453,711
2.05            Stockholders' equity                                        866,383                   824,168
2.05.01         Capital                                                     433,857                   433,857
2.05.02         Capital reserves                                                  0                         0
2.05.03         Revaluation reserves                                         24,855                    25,354
2.05.03.01      Own assets                                                        0                         0
2.05.03.02      Subsidiaries/affiliates                                      24,855                    25,354
2.05.04         Profit reserves                                             339,776                   340,174
2.05.04.01      Legal                                                        17,431                    17,431
2.05.04.02      Statutory                                                         0                         0
2.05.04.03      For contingencies                                                 0                         0
2.05.04.04      Unrealized profit                                                 0                         0
2.05.04.05      Retention of profits                                        322,743                   322,743
2.05.04.06      Special for undistributed dividends                               0                         0
2.05.04.07      Other profit reserves                                          (398)                        0
2.05.04.07.01   Treasury shares                                                (398)                        0
2.05.05         Retained earnings/accumulated deficit                        67,895                    24,783
-------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE                                                                    Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     June 30, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                  3 - Corporate Taxpayer Number (CNPJ)
-------------------------------------------------------------------------------------------------------------------
01846-5            ULTRAPAR PARTICIPACOES S.A.                       33.256.439/0001-39
-------------------------------------------------------------------------------------------------------------------


07.01 - CONSOLIDATED STATEMENT OF INCOME (R$ thousands) (unaudited)


----------------------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                  3          -  4          -  5         -  6          -
                                                                04/01.2002    01/01.2002    04/01.2001   01.01.2001
                                                                to            to             to           to
                                                                06.30.2002    06.30.2002    06.30.2001   06.30.2001
----------------------------------------------------------------------------------------------------------------------
3.01           Gross sales and services                              857,708     1,592,165      709,556     1,347,432
3.02           Revenue deductions                                   (183,364)     (338,251)    (144,315)     (272,007)
3.03           Net sales and services                                674,344     1,253,914      565,241     1,075,425
3.04           Cost of sales and services                           (512,931)     (959,878)    (421,401)     (815,965)
3.05           Gross profit                                          161,413       294,036      143,840       259,460
3.06           Operating income/expenses                             (64,665)     (135,269)     (64,585)    (131,836)
3.06.01        Selling                                               (27,501)      (52,201)     (26,548)     (51,104)
3.06.02        General and administrative                            (61,142)     (115,854)     (48,900)     (94,292)
3.06.02.01     Depreciation expense                                  (20,987)      (39,996)     (15,664)     (29,820)
3.06.02.02     Other expenses                                        (40,155)      (75,858)     (33,236)     (64,472)
3.06.03        Financial                                              14,768        15,484       (7,059)     (12,939)
3.06.03.01     Financial income                                       81,385       103,553       36,266        75,643
3.06.03.02     Financial expenses                                    (66,617)      (88,069)     (43,325)     (88,582)
3.06.03.02.01  CPMF/IOF/PIS/COFINS (taxes on financial
               transactions)                                          (7,787)      (15,396)      (6,743)     (13,109)
3.06.03.02.02  Other expenses                                        (58,830)      (72,673)     (36,582)     (75,473)
3.06.04        Other operating income                                  1,500         2,283       11,803        13,047
3.06.05        Other operating expenses                                    0             0            0             0
3.06.06        Equity in subsidiaries and affiliates                   7,710        15,019        6,119        13,452
3.07           Income from operations                                 96,748       158,767       79,255       127,624
3.08           Nonoperating income (expenses)                           (369)       (1,742)      (2,391)      (3,821)
3.08.01        Income                                                  4,958         5,619        1,047         2,082
3.08.02        Expenses                                               (5,327)       (7,361)      (3,438)      (5,903)
3.09           Income before taxes and profit sharing                 96,379       157,025       76,864       123,803
3.10           Provision for income and social contribution
               taxes                                                 (25,738)      (51,731)     (20,472)     (36,774)
3.11           Deferred income tax                                     2,844         6,497        3,881        6,685
3.12           Statutory profit sharing/contributions                      0             0            0             0
3.12.01        Profit sharing                                              0             0            0             0
3.12.02        Contributions                                               0             0            0             0
3.13           Reversal of interest on capital                             0             0            0             0
3.14           Minority interest                                     (30,813)      (44,785)    (19,942)      (33,430)
3.15           Net income                                             42,672        67,006       40,331        60,284
               Number of shares, excluding treasury shares
               (in thousands)                                     52.979.800    52.979.800   53,000,000    53,000,000
               Earnings per share                                    0.00081       0.00126      0.00076       0.00114
               Loss per share                                             0             0            0             0
----------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE                                                                    Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     June 30, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
08.01 - Comments on the Company's Consolidated Performance in the Quarter
-------------------------------------------------------------------------------------------------------------------

Net Sales: Ultrapar's consolidated net sales revenues for the second quarter of 2002 totaled R$ 674.3 million, 19% higher than in the same period the previous year. Net sales revenue for Ultragaz reached R$ 471,8 million in the second quarter of 2002 and R$ 343,4 million in the same period in 2001. Oxiteno's net sales revenue in 2Q02 was R$ 181.3 million, 12% lower than the R$ 204.9 million in 2Q01. In the first half of 2002, Ultrapar's net sales revenue was R$ 1,253.9 million, 17% higher than in the first half of 2001.

Ultragaz: Sales volume of the Brazilian LPG market in the second quarter of 2002 was 7% lower compared to the second quarter of 2001 mainly due to the consecutive increases in the LGP price promoted by Petrobras and to the increase in tax burden. The increase in the ex-refinery price of 68% in 2Q02 compared to 2Q01 led to an inventory reduction along the supply chain. In addition, the temperatures registered in the period were the highest in the last 43 years and also impacted negatively on the sales volume. Not immune from these effects, Ultragaz's sales volume was 6% lower in the second quarter of 2002 (326.6 thousand tons) than in the second quarter of 2001 (346.6 thousand tons). Sales volume in the residential and non-residential segments totaled
194.5 and 132.1 thousand tons, respectively, representing a drop of 8% and 3% in relation to the second quarter of 2001. In the first half of 2002, Ultragaz' s sales volume totaled 633.7 thousand tons, 3% lower than in the first half of 2001, vis-a-vis a retraction of 4% in the Brazilian LPG market during the same period.

Oxiteno: In March 2002, Copene partially interrupted its production due to its capacity expansion project. However, Copene's start-up problems extended the shutdown period, restricting by 22% the volume of ethene supplied to Oxiteno during the 2Q02 compared to 2Q01. As a result, total sales volume for Oxiteno in the second quarter of 2002 was 87.8 thousand tons, 21% lower than in the same period of the previous year. Oxiteno maintained its strategy of focusing on the domestic market demand and, despite the restriction in the ethylene volume, this segment increased by 5% compared to 2Q01, improving Oxiteno's sales mix. This growth was due to the strong performance of the chemical industry, functional fluids, leather/paper and polyester segments. Export market sales were 60% lower compared to 2Q01. The improved sales mix, coupled with the 9% variation in the dollar average exchange rate between the two periods, offset the decline in sales volume and the drop in sales revenue was proportionally less than the reduction of sales volume. In the first half of 2002 Oxiteno's net sales totaled R$ 350.5 million compared to R$ 399.2 million in the same period of the previous year.

Cost of Goods Sold: Ultrapar's cost of goods sold in the second quarter of 2002 totaled R$ 512.9 million, 22% higher than the R$ 421.4 million in the same period of the prior year. This increase was driven by the 37% increase in Ultragaz's cost of goods sold, which totaled R$ 378.6 million in the second quarter of 2002 compared to R$ 276.6 million in the same period of the prior year. Oxiteno's cost of goods sold totaled R$ 124.4 million in the second quarter of 2002, 10% lower than the R$ 138.1 million in the second quarter of 2001. In the first half of 2002, Ultrapar's cost of goods sold was 18% higher than in the same period of the prior year.

Ultragaz: In comparing the second quarters of 2002 and 2001, the LPG ex-refinery price charged by Petrobras increased by 68%, as a result of the price liberalization process conducted by Petrobras. In the second quarter of 2002, the LPG ex-refinery price suffered two increases, of 15% and 9%, effective as from April and June 2002, respectively. Comparing the first halves of 2002 and 2001, Ultragaz's cost of goods sold increased by 32%.

Oxiteno: The reduction of 10% in cost of goods sold in 2Q02 compared to 2Q01 was mainly due to the lower sales volume as a result of the restriction of ethene supply by Copene. In the first half of 2002, cost of goods sold was 11% lower than in the same period in 2001.

Gross Profit: As a result of higher net sales, as mentioned above, Ultrapar's gross profit in 2Q02 reached R$ 161.4 million, 12% higher than the R$ 143.8 million in 2Q01. This increase in gross profit was caused mainly by Ultragaz, which recorded a gross profit of R$ 93.1 million compared to R$ 66.8 million in the same period of the prior year. In the first half of 2002, Ultrapar's gross profit was R$ 294.0 million, 13% higher than in the previous year.

Selling, General and Administrative Expenses: Ultrapar's operating expenses in 2Q02 totaled R$ 88.6 million, compared to R$ 75.4 million in 2Q01. In the first half of 2002, Ultrapar's SG&A expenses totaled R$ 168.1 million, 16% higher than in the first half of 2001.

Ultragaz: Ultragaz's SG&A expenses totaled R$ 53.1 million in 2Q02, R$ 11.7 million higher than the R$ 41.4 million in the same period in 2001. Depreciation expenses totaled R$ 19.7 million in 2Q02 compared to R$ 14.6 million in 2Q01. General and administrative expenses increased by R$ 3.4 million in 2Q02, due partly to the payment of bonus consistent to the improvement of results and to the annual salary increase resulting from the collective agreement in September 2001. Selling expenses increased by R$ 3.2 million in 2Q02, due to the increase in sales promotion and marketing campaigns. When comparing the six-month periods of 2002 and 2001, SG&A expenses increased by R$ 20.2 million.

Oxiteno: Oxiteno's SG&A expenses were 4% higher in 2Q02 compared to 2Q01. General and administrative expenses were R$ 3.2 million higher in 2Q02, due to the annual salary increase resulting from the collective agreements in the second half of 2001, and to the increase in consulting service expenses. Selling expenses were 18% lower. Considering the reduced export volume, expenses with international freight and export commissions presented a significant reduction. In the first half of 2002, Oxiteno's SG&A totaled R$
58.5 million, 5% higher than in the first half of 2001.

Other Operating Income: Ultrapar's other operating income totaled R$ 1.5 million in 2Q02, compared to R$ 11.8 million in 2Q01. The decline reflects an exceptional gain booked by Ultracargo in 2Q01, of R $8.7 million, arising from the acquisition of a 35% stake in Transultra S.A..

Income from Operations: Ultrapar's income from operations totaled R$ 74.3 million in 2Q02, R$ 6 million lower than the R$ 80.2 million in 2Q01, due to the exceptional gains booked by Ultracargo in the second quarter of 2001. Excluding these gains, Ultrapar's income from operations would have increased by R$ 2.7 million in the period. Ultragaz's income from operations increased by R$ 15.1 million, from R$ 25.9 million to R$ 41.0 million. Oxiteno's income from operations decreased by R$ 11.5 million, from R$
38.8 million in 2Q01 to R$ 27.3 million in 2Q02. In the first half of 2002, Ultrapar's income from operations was R$ 128.2 million, 1% higher than in the first half of 2001.

Financial Income (Expense): Ultrapar recorded a net financial income of R$ 14.8 million in 2Q02, compared to a R$ 7.0 million net financial expense in 2Q01. The main reason for this variance is the devaluation of the Brazilian real that occurred in the second quarter of 2002, which was 22.4%, compared to 6.6% in 2Q01. At the end of the period, Ultrapar's U.S. dollar-denominated assets (comprised of cash and currency hedge instruments) totaled R$ 311.7 million and U.S. dollar-denominated liabilities totaled R$ 210.4 million.

Equity in Subsidiaries and Affiliates: Equity in subsidiaries and affiliates in 2Q02 totaled R$ 7.7 million, comprised mainly of income tax incentives from Oxiteno Nordeste, Bahiana Distribuidora de Gas and Tequimar. In the first half of 2002, equity in subsidiaries and affiliates was R$ 15.0 million, of which R$
13.9 correspond to income tax incentives.

Income and Social Contribution Taxes: Income and social contribution tax expense totaled R$ 22.9 million in 2Q02 compared to R$ 16.6 million in 2Q01, reflecting the higher pre-tax income recorded during the period.

Minority Interest: Minority interest totaled R$ 30.8 million in 2Q02 compared to R$ 19.9 million in 2Q01. This increase is due to Oxiteno's improved result, mainly due to its financial result.

Net Income: Ultrapar's net income in 2Q02 totaled R$ 42.7 million, 6% higher than the R$ 40.3 million in 2Q01. For the first half of 2002, net income totaled R$ 67.0 million compared to R$ 60.3 million in the same period of 2001.

EBITDA: Ultrapar's EBITDA in 2Q02 totaled R$ 104.9 million, 9% higher than the R$ 96.3 million in 2Q01. Ultragaz's EBITDA in 2Q02 was R$ 20.2 million higher than in the same period in 2001, while Oxiteno's EBITDA in 2Q02 was R$ 11.0 lower than in 2Q01, as shown in the table below. In the first half of 2002, Ultrapar's EBITDA was 13% higher than in the first half of 2001.

                                                           EBITDA
                                                           ------
   R$ million         2Q02           2Q01          Change           1H02           1H01          Change
   ----------         ----           ----          ------           ----           ----          ------
Ultrapar             104.9           96.3            9%            187.4          166.1            13%
Ultragaz              60.7           40.5            50%           109.2           67.5            62%
Oxiteno               35.4           46.4           (24%)           61.2           82.3           (26%)
Ultracargo            6.9            7.4            (7%)            14.1           14.1             -

FEDERAL PUBLIC SERVICE                                                                    Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     June 30, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

-------------------------------------------------------------------------------------------------------------------
     01846-5 Ultrapar Participacoes S.A.                                                    33.256.439/0001-39
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
09.01 - Investments in subsidiaries and/or affiliates
-------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
1 -  2 - Company Name                    3 -                  4 - Classification        5 - % of      6 - % of
Item                                     Corporate Taxpayer                             ownership     investor's
                                         Number (CNPJ)                                  interest in   net equity
                                                                                        investee
--------------------------------------------------------------------------------------------------------------------
01   Ultraquimica Participacoes S.A.     34,266,973/0001-99   Closely-held subsidiary      100.00       56.65
02   Ultragaz Participacoes S.A.         57,651,960/0001-39   Closely-held subsidiary       77.06       16.86
03   Ultracargo Participacoes Ltda.      55,215,487/0001-11   Closely-held subsidiary      100.00       11.28
04   Ultratecno Participacoes Ltda.      53,690,921/0001-90   Closely-held subsidiary      100.00        1.00
05   Ultradata S/C Ltda.                 61,600,359/0001-94   Closely-held subsidiary      100.00        0.53
06   Imaven Imoveis e Agropecuaria Ltda. 61,604,112/0001-46   Closely-held subsidiary      100.00        4.56
--------------------------------------------------------------------------------------------------------------------


(Table - Continued)
---------------------------------------------------------------------------------------------------------------------
1 -  2 - Company Name                    7 - Type of company                 8 - Number  of     9 - Number of
Item                                                                         shares held in     shares held in
                                                                             the current the    previous
                                                                             quarter (in        quarter (in
                                                                             thousands)         thousands)
---------------------------------------------------------------------------------------------------------------------
01   Ultraquimica Participacoes S.A.     Commercial, industrial and other          2,461              2,461
02   Ultragaz Participacoes S.A.         Commercial, industrial and other          3,341              3,341
03   Ultracargo Participacoes Ltda.      Commercial, industrial and other          2,857              2,857
04   Ultratecno Participacoes Ltda.      Commercial, industrial and other         65,159             65,159
05   Ultradata S/C Ltda.                 Commercial, industrial and other             18                 18
06   Imaven Imoveis e Agropecuaria Ltda. Commercial, industrial and other         27,734             27,734
---------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE                                                                    Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     June 30, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

-------------------------------------------------------------------------------------------------------------------
     01846-5 Ultrapar Participacoes S.A.                                                    33.256.439/0001-39
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
17.01 - REPORT ON LIMITED REVIEW - UNQUALIFIED OPINION
-------------------------------------------------------------------------------------------------------------------


Independent Accountants' Review Report

To the Board of Directors and Shareholders of Ultrapar Participacoes S.A.
Sao Paulo - SP


1. We have reviewed the accompanying quarterly information (ITR), company and consolidated, of Ultrapar Participacoes S.A. and its subsidiaries, comprising the balance sheet as of June 30, 2002, and the related statements of income for the three-month and six-month periods then ended, and comments on the consolidated performance, all expressed in Brazilian reais and prepared under the responsibility of the Companies' management, in accordance with accounting practices established by Brazilian Corporate Law.

2. Our review was conducted in accordance with specific standards established by IBRACON - Brazilian Institute of Independent Auditors, and the Federal Accounting Council and consisted of (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas as to the criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had, or may have had, significant effects on the financial position and operations of the Company and its subsidiaries.

5. Based on our review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph 1 for it to be in conformity with accounting practices established by Brazilian Corporate Law and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

6. The company and consolidated balance sheets as of March 31, 2002 and the statements of income for the three-month and six-month periods ended June 30, 2001, presented for comparative purposes, were reviewed by other independent accountants, who issued unqualified review reports thereon, dated April 30, 2002 and July 25, 2001.


Sao Paulo, July 25, 2002


DELOITTE TOUCHE TOHMATSU                                 Altair Tadeu Rossato
Auditores Independentes                                  Accountant
CRC No. 2 SP 011609/O-8                                  CRC No. 1 SP 182515/O-5

                                     Index

Group  Table   Description                                                          Page
-----  -----   -----------                                                          ----
  01     01    Identification                                                        01
  01     02    Head office                                                           01
  01     03    Investor relations director (Company mail address)                    01
  01     04    ITR reference                                                         01
  01     05    Capital composition                                                   02
  01     06    Characteristics of the Company                                        02
  01     07    Companies excluded from the consolidated financial statements         02
  01     08    Dividends approved and/or paid during and after the quarter           02
  01     09    Subscribed capital and changes in the current year                    03
  01     10    Investor relations director                                           03
  02     01    Balance sheet - assets                                                04
  02     02    Balance sheet - liabilities and stockholders' equity                  05
  03     01    Statement of income                                                   06
  04     01    Notes to the quarterly information                                    07
  05     01    Comments on the Company's performance in the quarter                  27
  06     01    Consolidated balance sheet - assets                                   28
  06     02    Consolidated balance sheet - liabilities and stockholders' equity     29
  07     01    Consolidated statement of income                                      30
  08     01    Comments on the consolidated performance in the quarter               31
  09     01    Investments in subsidiaries and/or affiliates                         34
  17     01    Report on special review - unqualified opinion                        35
                             Ultraquimica Participacoes S,A,
                               Ultragaz Participacoes S,A,
                              Ultracargo Participacoes LTDA
                              Ultratecno Participacoes LTDA
                                   Ultradata S/C LTDA
                           Imaven Imoveis e Agropecuaria LTDA                       /35

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ULTRAPAR PARTICIPACOES S.A.


By: /s/ Fabio Schvartsman
   --------------------------------------
   Name:  Fabio Schvartsman
   Title: Chief Financial Officer


Date: August 09, 2002